FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 30, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued: Wednesday 29 October 2008, 20.00 hrs EST Philadelphia, US
Thursday 30 October 2008, 00.00 hrs GMT, London, UK - LSE announcement

GlaxoSmithKline to acquire Genelabs Technologies to increase focus on novel small molecule therapies for Hepatitis C

GlaxoSmithKline [LSE/NYSE: GSK] and Genelabs Technologies, Inc. [NASDAQ: GNLB] announced today that they have entered into a definitive agreement pursuant to which GSK will acquire Genelabs for approximately $57 million (£35 million) through a tender offer of $1.30 per share in cash. This strategic acquisition will strengthen GSK's effort to develop and deliver novel therapies against the hepatitis C virus (HCV).

Under the terms of the agreement, a subsidiary of GSK will commence a tender offer to acquire all of the outstanding shares of Genelabs common stock. The board of directors of Genelabs has unanimously recommended that shareholders tender their shares in the offer.

"Genelabs has demonstrated a strong track record in HCV drug discovery and identified numerous novel classes of inhibitors that target unprecedented mechanisms in the virus's life cycle," stated Zhi Hong, SVP of the Infectious Diseases Centre for Excellence in Drug Discovery (ID CEDD) at GSK. "This arrangement, combined with our other collaborations, will give GSK a broad HCV drug discovery platform addressing novel targets and innovative therapeutic approaches."

Genelabs will become part of GSK's Drug Discovery organisation and its HCV programmes will be consolidated into the broad therapeutic approaches already underway internally and through external collaborations. This acquisition continues GSK's strategy of pursuing the best science, internally or externally, to bring new medicines to patients and value to the GSK pipeline.

Fred Driscoll, President & CEO of Genelabs said, "This transaction provides our shareholders with certain value at a substantial premium to our stock price. Through the efforts of our experienced scientific staff and other employees, we have generated highly differentiated compounds with the potential to address unmet medical needs of people with the HCV infection. GSK's world-class research and development organisation will allow us to accelerate our strategic vision of providing novel treatments that deliver tremendous value for patients."

There is a high unmet need for new drugs to treat HCV infection. The current gold standard therapy comprises pegylated-alpha interferon (IFN) plus ribavirin (RBV). The efficacy rate of this combination is relatively low (approximately 50%) and both drugs are associated with significant side effects that often lead to treatment discontinuation. Several new antiviral drugs targeting multiple virus and host targets are currently in development. Rapidly emerging drug resistance suggest that combination therapies with multiple classes of drugs will be required to achieve sustained virological response.

The tender offer is subject to customary conditions and is expected to close in December 2008.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit  www.gsk.com

About the ID CEDD

The ID CEDD is a global research unit within GSK Drug Discovery dedicated to discovering therapies for infectious diseases. It is designed to integrate and better coordinate the progression of infectious diseases medicines from therapeutic hypothesis to clinical proof of concept. While drawing from the broader resources of GSK's R&D organisation, the ID CEDD bridges the conventional gap between discovery and development, brings scientists and physicians together in an entrepreneurial environment and size of small biotechnology companies. The ID CEDD currently consists of three discovery units for antivirals, antibacterials and medicines against diseases of the developing world. It focuses on building an innovative pipeline through both internal efforts and external alliances with other companies and research institutions. Its Infectious Diseases Centre of Excellence for External Drug Discovery (ID CEEDD) will focus on 'virtualising' a portion of the infectious diseases pipeline by forming multiple risk-sharing/reward-sharing alliances.

About Genelabs Technologies

Genelabs is a biopharmaceutical company focused on the discovery and development of novel compounds for infectious diseases. In addition to a late-stage drug candidate for hepatitis E partnered with GSK, the company is advancing multiple partnered and proprietary compounds designed to selectively inhibit replication of the hepatitis C virus. For more information, please visit  www.genelabs.com .

Cowen and Company was the exclusive financial advisor to Genelabs in this transaction.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

Important additional information will be filed with the Securities Exchange Commission (SEC).

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Genelabs. The tender offer for shares of Genelabs' stock described in this press release has not yet been commenced.

At the time the tender offer is commenced, a subsidiary of GSK intends to file with the SEC and mail to Genelabs' stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Genelabs intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about GSK, Genelabs, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by GSK and Genelabs through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of GSK or Genelabs.

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709
	Melinda Stubbee	(919) 483 2510

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  October 30,  2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc